Exhibit 99.1

January 31, 2019

PV Nano Cell’s Sicrys Has Best Year Ever in 2018 and Anticipates Continued Growth in 2019

From the Desk of the CEO

MIGDAL HA’EMEK, ISRAEL, Jan. 31, 2019 (GLOBE NEWSWIRE) – via NEWMEDIAWIRE -- PV Nano Cell, Ltd. (OTCQB: PVNNF) (“PV Nano Cell” or the “Company”), the manufacturer of state-of-the-art Sicrys™ conductive inks (silver and copper) portfolio, designed to meet and exceed the demands of Digital Printed Electronics mass production applications, printed electronics and 3D inkjet printing, announced today that it had a very successful 2018.

PV Nano Cell’s Chief Executive Officer, Dr. Fernando de la Vega, commented, “As we summarize our 2018 and prepare our reports, we are confirming that we had a very successful 2018. Our sales have increased by approximately 400%, with a big portion of it being inks for mass production application in the glass for automotive field. We are expecting sales to increase in 2019 at least at the same rate based on our customers’ forecasts. We are getting very positive feedback from customers on our next mass production applications, which we expect to materialize throughout 2019. Our copper patent application has been granted in the USA. This is a very important milestone for us, as our copper nano particles are very unique and now also part of our IP portfolio. We have launched our JetPE I printer and a strategic investor has joined us (as already published). Overall 2018 was a nice year and the starting point for commercial sales. Our team is making digital manufacturing a reality in electronics. We are very excited about the prospects for 2019 which expect will be a turning point year for us.”

PV Nano Cell, Ltd.

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) and solar photovoltaics (PV) applications. PV Nano Cell’s Sicrys ink family is a single- crystal, nano metric silver conductive ink delivering enhanced performance. Sicrys is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. Sicrys conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications – R&D, prototyping and mass production. In addition, PV Nano has expanded its capabilities to include an integrated prototyping, design and R&D unique printer – JetPE I, with the recent acquisition of DigiFlex. For more information, please visit: www.PVNanoCell.com.

Forward-Looking Statements

This press release contains forward–looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward– looking statements.” All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward- looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

Hayden IR

w: 917-658-7878

hart@haydenir.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO and Chairman of the Board

w: 972 (04) 654-6881

f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com

Source: PV Nano Cell, Ltd.